

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2018

George S. Davis
Executive Vice President and Chief Financial Officer
QUALCOMM Inc.
5775 Morehouse Dr.
San Diego, CA 92121-1714

> **Re: QUALCOMM Inc.**
> **Form 10-K for the Fiscal Year Ended September 24, 2017**
> **Filed November 1, 2017**
> **Form 10-Q for Fiscal Period Ended December 24, 2017**
> **Filed January 31, 2018**
> **File No. 000-19528**

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended December 24, 2017

Condensed Consolidated Financial Statements
Note 6. Commitments and Contingencies, page 15

1. During fiscal 2017 and the first quarter of fiscal 2018, you recognized approximately $2.9 billion in other expenses for fines assessed by the KFTC, TFTC and EU related to certain aspects of your business practices. In each case, the disclosures provided in your interim or annual reports immediately preceding the assessment of the fine indicated that any possible losses associated with the matter were not reasonably estimable and thus, no range of loss was disclosed. Beginning on page 15, you disclose several other outstanding legal and regulatory proceedings but indicate on page 22 that you are unable to reasonably

estimate any possible range of loss for these other matters.

Please refer to ASC 450-20-50 and for each material matter (other than those where fines have been assessed by the KFTC, TFTC and EU), please supplementally:

- Explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and
- Describe the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.

Division of Corporation Finance
Office of Telecommunications